Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

December 12, 2012 and the Prospectus dated January 4, 2011

Registration No. 333-171526

December 12, 2012

CCO HOLDINGS, LLC

CCO HOLDINGS CAPITAL CORP.

This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$1,000,000,000

Title of Securities:	5.125% Senior Notes due 2023

Final Maturity Date:	February 15, 2023

Issue Price:	100.000%, plus accrued interest, if any

Coupon:	5.125%

Yield to Maturity:	5.125%

Interest Payment Dates:	February 15 and August 15

Record Dates:	January 30 and July 30

First Interest Payment Date:	February 15, 2013

Gross Proceeds:	$1,000,000,000

Underwriting Discount:	1.200%

Net Proceeds to the Issuers before Estimated Expenses:	$988,000,000

Optional Redemption:	Except as described below, the Notes are not redeemable before February 15, 2018. On or after February 15, 2018, the Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount of Notes) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage
2018	102.563%
2019	101.708%
2020	100.854%
2021 and thereafter	100.000%

At any time and from time to time prior to February 15, 2018, the Issuers may also redeem the outstanding Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, on such Notes to the redemption date, plus the Make-Whole Premium.

Optional Redemption with Equity Proceeds:	At any time prior to February 15, 2016, the Issuers may, on any one or more occasions, redeem up to 35% of the Notes at a redemption price equal to 105.125% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.

Change of Control:	101%

Underwriters:

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

UBS Securities LLC

J.P. Morgan Securities LLC

Barclays Capital Inc.

Morgan Stanley & Co. LLC

Goldman, Sachs & Co.

Guggenheim Securities, LLC

LionTree Advisors LLC

Morgan Joseph TriArtisan LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Use of Proceeds:	We intend to use the proceeds of this offering for general corporate purposes, including repaying amounts outstanding under the Charter Operating credit facilities.

Trade Date:	December 12, 2012

Settlement Date:	December 17, 2012 (T+3)

Distribution:	SEC Registered (Registration No. 333-171526)

CUSIP/ISIN Numbers:	CUSIP: 1248EP AZ6 ISIN: US1248EPAZ61

Listing:	None

Other changes to the Preliminary Prospectus Supplement

Capitalization

As a result of the foregoing changes from the information in the Preliminary Prospectus Supplement, the principal amount of CCO Holdings, LLC’s indebtedness (on an unconsolidated basis) would have been $250.0 million higher on a Pro Forma As Adjusted basis as of September 30, 2012, and Charter Communications Operating, LLC’s indebtedness would have been approximately $247 million lower on a Pro Forma As Adjusted basis as of such date.

The Issuers and the guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuers and the guarantor have filed with the SEC for more complete information about the Issuers, the guarantor and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov.